EXHIBIT 99.3

Parnell Pharmaceuticals Holdings Ltd Announces $11 Million Secured Term Loan Facility

OVERLAND PARK, Kansas, June 18, 2015 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (Nasdaq:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced that it has entered into a non-dilutive $US11 million term loan agreement with MidCap Financial. The Company intends to use the loan proceeds for the expansion of its Companion Animal sales team in the US and general company purposes.

The Term Loan has a 45-month term, being interest only for the first 18 months and Parnell has the ability to extend the interest only period to the first 24 months of the loan upon achieving certain revenue targets as stipulated in the agreement.

Parnell's Chief Financial Officer, Brad McCarthy, said "We are very pleased to have completed this financing transaction with MidCap Financial, which is in line with our previously communicated capital strategy at attractive market rates and allows for the accelerated establishment of our Companion Animal sales team in the US, as recently approved by the Board of Directors."

About Parnell

Parnell (Nasdaq:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms – FETCH (formerly iKAM) and mySYNCH. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals, while driving customers' operational efficiency and profitability. Parnell distinguishes itself in the industry by providing value-added solutions that position the Company as a true partner to their customers.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:
         Parnell Pharmaceuticals Holdings
         Robert Joseph, 913-274-2100
         Robert.joseph@parnell.com

         BCC Partners
         Karen Bergman, 650-575-1509
         kbergman@bccpartners.com
         Susan Pietropaolo, 845-638-6290
         spietropaolo@bccpartners.com